Exhibit 99.(j)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 8 to Registration Statement No. 333-109980 on Form N-1A of our report dated May 26, 2011, relating to the financial statements and financial highlights of the Series C Portfolio, Series M Portfolio, Series N Portfolio (in liquidation), and Series S Portfolio (four of the five portfolios constituting  BlackRock Bond Allocation Target Shares), appearing in the Annual Report on Form N-CSR of BlackRock Bond Allocation Target Shares for the year ended March 31, 2011, and to the references to us under the headings “Financial Highlights” in the Prospectuses and  and “Financial Statements” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania

July 27, 2011